"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-02
Telephone: +47-22 54 4(
Telefax: +47-22 54 44
www.orkla.com

Ref.: Ellen Ronæss, Shareholder Services, Tel.: +47 2254 4411

Date: 16.03.06

ORK - Trade subject to notification – Shares for employees 2006

All employees in Norway, Denmark, Finland, Sweden, Austria, Switzerland, Poland and the USA are offered 30, 60 or 120 Orkla shares at a price of NOK 287.50, minus a 20% discount. This programme was introduced in 1999. The offer is valid from 7 March to 16 March 2006.

The following primary insiders have bought 120 shares in Orkla at NOK 230.00 on the 16 March 2006:
Group President and CEO Dag J. Opedal, Orkla ASA, new share holding is 21 333 shares and 250 000 otions in Orkla ASA.
CEO Joackim Malling, Det Berlingske Offisin, new share holding is 2 220 shares and 27 000 options.
Trygve Chr. Moe, Director Orkla ASA, new share holding is 120 shares and 9 700 options.

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Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Dag Arthur Aasbø, Director of Communications at Borregaard, Tlf.; 69 11 82 16

Dato: 13.03.06

ORK – Norwegian Competition Authority at Borregaard

The Norwegian Competition Authority has today initiated the securing of evidence at Orkla's subsidiary Borregaard Industries Ltd..

The securing of evidence is being carried out pursuant to section 25 of the Competition Act and pursuant to the order of 24 February 2006 by the Bergen District Court.

The purpose of securing evidence is to look for evidence to disprove or confirm whether the company has contravened section 10 of the Competition Act of 2004 and section 3-2 of the Competition Act of 1993 regarding competition-limiting agreements between undertakings.

Borregaard will collaborate with the Competition Authority to ensure that the process of securing evidence can be carried out as quickly and smoothly as possible.

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Dag Arthur Aasbø, Director of Communications at Borregaard, Tlf.; 69 11 82 16

Dato: 13.03.06

ORK – Norwegian Competition Authority at Borregaard

Reference is made to today's Notice to the Oslo Stock Exchange regarding the Norwegian Competition Authority's securing of evidence at Borregaard and to the press release issued today by the Norwegian Competition Authority.

Based on the dialogue between Borregaard and the Competition Authority so far, the securing of evidence covers only one product area on the Norwegian market in Borregaard's trading department. The product area in question has an annual turnover of approximately NOK 35 million.

"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Rune Helland, VP Investor Relations, Tel.: +47 2254 4411

Date: 13.03.06

ORK - Trade subject to notification – Shares for employees 2006

All employees in Norway, Denmark, Finland, Sweden, Austria, Switzerland, Poland and the USA are offered 30, 60 or 120 Orkla shares at a price of NOK 287.50, minus a 20% discount. This programme was introduced in 1999. The offer is valid from 7 March to 16 March 2006.

The following primary insiders have bought 120 shares in Orkla at NOK 230.00 on the 10 March 2006:

First name	Last name	New share holding	Position
Stein	Eliasson	120	Elected dep. by the employees to the board
Kjetil	Haanes	270	Elected by the employees to the board
Diana	Lorentzen	120	Observers for the employees
Per Arnfinn	Solberg	848	Elected dep. by the employees to the board
Marianne	Østlie	140	Elected dep. by the employees to the board
Terje	Andersen	3020	Chief Financial Officer Orkla ASA
Mikael	Aru	320	Managing Director Procordia Food
Bente	Brevik	2720	Managing Director Nidar AS
Audun	Bø	420	Managing Director Orkla Finans
Roar	Engeland	25554	Exec. Vice President Orkla ASA
Ole	Enger	120	Exec. Vice President Speciality Materials
Atle Vidar	Johansen	2520	Managing Director Orkla Foods
John	Jørgensen	27280	Director Orkla Brands
Ole Kristian	Lunde	560	SVP Corporate Communications Orkla ASA
Håkon	Mageli	2618	Director Orkla Foods
Frode S.	Marthinsen	120	Director Orkla ASA
Hilde	Myrberg	120	Exec.Vice President Group Staff Orkla ASA
Torkil	Nordberg	720	Managing Director Orkla Brands
Fridthjof	Røer	320	Director Internal Auditor Orkla ASA
Inger Johanne	Solhaug	600	Exec. Vice President Orkla ASA
Per A.	Sørlie	7420	Managing Director i Borregaard
Jan	Thomsen	120	Chief Risk Officer i Orkla ASA
Karl-Otto	Tveter	2620	SVP Legal Affairs Orkla ASA
Bjørn	Wiggen	22316	Managing Director i Orkla Media
Tor	Aamot	8120	SVP Personnel/Organisation Orkla ASA
Geir	Aarseth	4420	Director Orkla ASA
Aage	Andersen	120	Elected by the employees to the board

In addition Gunn Liabø, Observers for the employees, has bought 60 shares and new share holding is 808 shares.